*AB 3/19

[redacted]

14048513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH. D.C.
189

SEC FILE NUMBER
8-48937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.BRIDGE-REALVEST SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 VERVALEN STREET, SUITE 100
(No. and Street)

CLOSTER (City) NEW JERSEY (State) 07624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GILBERT SANDLER (201) 297-7426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, GREGG NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.BRIDGE-REALVEST SECURITIES CORP, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA I FERREIRA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 29, 2016
I.D.# 2340967

Signature

SENIOR VICE PRESIDENT
Title

2/21/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.BRIDGE-REALVEST SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2013

A.BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2013

Independent Auditor's Report	1-2
Primary financial statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholders Equity	6
Note to Financial Statements	7
Supplementary information:	
Computation of Net Capital	8
Aggregate Indebtedness	8
Reconciliation of Net Capital with Focus Report	9
Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	12-13
Independent Accountants' Report on Applying Agreed-Upon Procedures	14-16

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

A.BRIDGE-REALVEST SECURITIES CORPORATION

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of A. Bridge-Realvest Securities Corporation (the "Company") as of December 31, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. Bridge-Realvest Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash		$ 61,682
Total assets		**$ 61,682**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 5,541	
Total liabilities		**5,541**
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20	
Additional paid-in-capital	29,784	
Retained earnings	26,337	
Total stockholders' equity		**56,141**
Total liabilities and stockholders' equity		**$ 61,682**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Fee income		$ 853,548
Interest		206
Total revenue		**853,754**
Expenses:		
Commissions paid registered representatives	$798,034	
Regulatory fees	5,027	
Rent	4,275	
Subscriptions and publications	8,790	
Office supplies	3,449	
Telephone	5,735	
Professional Fees	4,452	
Marketing expense	3,466	
Entertainment	1,941	
Travel	5,033	
Insurance	12,212	
Fidelity Bond	472	
Repairs	1,498	
Other expenses	326	
Total expenses		**854,710**
Net loss		**($ 956)**

See notes to financial statements

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2013

Cash flows from operating activities:		
Net loss		($ 956)
Changes in operating assets and liabilities:		
Increase in accrued expenses	1,452	
Total adjustments		1,452
Net cash increase provided by operating activities		496
Cash and cash equivalents-January 1, 2013		61,186
Cash and cash equivalents-December 31, 2013		**$ 61,682**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Stockholders' equity, January 1, 2013	$ 57,097
Less: Net loss	(956)
Stockholders' equity, December 31, 2013	**$ 56,141**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. **Nature of Business:**

   The Company became a corporation on January 23, 1995 in the State of New York. The Company operates as a remarketing, indexing and private placement agent for institutional customers.

2. **Summary of significant accounting policies:**

   Income taxes:
   Income taxes are based on the net income of the company.

3. **Net capital requirements:**

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (i).

   As a registered broker-dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater.

   At December 31, 2013, the Company had net capital of $56,141, as reported on page 7 of the audited Form X-17A-5, which was $51,141 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .0987 to 1.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		26,337
		56,141
Less: non-allowable assets		0
Net capital		**56,141**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness $5,541):	$ 369	5,000
Excess net capital		**$51,141**
Excess net capital at 1000%*		**$50,141**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 5,541
Percentage of aggregate indebtedness to net capital	9.87%

* 120% of $5,000 (deduct additional $1,000 from excess net capital)

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2013

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 56,141
Audit Adjustments	0
Net capital per audited report, December 31, 2013	$ 56,141

No material differences existed between the unaudited and audited net capital computation.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

A.BRIDGE-REALVEST SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

A. BRIDGE REALVEST SECURITIES CORPORATION

In planning and performing our audit of the financial statements and supplementary schedules of A. Bridge Realvest Securities Corporation (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13..

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to tin the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does and allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(I) a of December 31, 2013, and no facts came to my attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold G. Greene

February 21, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholders of:
A.Bridge-Realvest Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2013, which were agreed to by A. Bridge-Realvest Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* (Focus Report) for the year ended December 31, 2013 with the amounts reported in *Form SIPC-7 for the year ended December 31,2013* noting no differences;
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arnold G. Greene

February 21, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

A.BRIDGE-REALVEST SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2013

Revenue:	
Total Revenue	$853,754
SIPC net operating revenue	$853,754
SIPC general assessment at .0025	$2,134
Less: Payment July 2013	(2,059)
Assessment balance due February 2014	$ 75